

INVEST IN **MYSWIMPRO**

The #1 App for Swimmers in the World: Over 2 Million Downloads

LEAD INVESTOR ⌄

Mark Turner

My passion for investing in the MySwimPro team was initially fueled by my own personal satisfaction with the app. MySwimPro is exactly what I have been looking for in a swim app. It has an intuitive and easy to navigate platform with excellent attention to detail. A wide variety of swim workouts is key to maximizing health and performance. It's great to not have to come up with my own workouts. All I have to do is show up at the pool and I know I will have a solid workout tailored to my abilities, but also pushes me outside of comfort zone. Fares and the MySwimPro team clearly have a passion for swimming and seem genuinely committed to improving others' lives through swimming. I also share in that passion to improve mine and other's mental and physical health through physical fitness. I really appreciate their ability to dig into the science of swimming while making the content interesting and digestible to the broader community. Since subscribing, I have not only improved my speed, endurance and strength, but I've also learned about swimming technique, theory, and even some fun facts about the sport. This app has huge potential to reach hundreds of thousands (and potentially millions) of subscribers world wide who can conveniently benefit from individualized swimming instruction for health, stroke and speed improvement, or race training, all in the palm of your hand (or on your wrist), and whenever it fits into their daily schedule.

Invested $10,000 this round



myswimpro.com   Ann Arbor MI

Technology   Retail   B2C   Mobile Apps   Health & Fitness

Highlights

1	Over 2 Million Downloads on iOS & Android
2	$7M+ in Lifetime Revenue and 13,000+ paying subscribers
3	Doubled revenue and tripled audience size in the last 18 months
4	Over 500 investors from 50+ countries
5	Named App of the Year by Apple
6	Co-Founded and led by #1 Youtuber in swimming
7	Featured in Men's Health, Sports Illustrated, New York Times

Our Team



Fares Ksebati
CEO

Fares loves the water! He is a Forbes 30 Under 30 lister and 3x U.S. Masters Swimming National Champion. He's coached over 5,000 swim workouts, 2x Best Selling Author, and co-founder of World Swim Day.

> We believe that through the intersection of technology and swimming, we can empower our community members to lead happier and healthier lives. We have a responsibility to help guide members to reach their individual Gold Medal Moments.



Adam Oxner
CTO

Adam enjoys developing at the intersection of technology and swimming with passion for building products that make a difference in people's lives. Adam swam at the University of Michigan and is a Forbes 30 Under 30 Lister!



Paige Walters
VP of Marketing

Paige was MySwimPro's 1st full-time employee and today she leads the marketing team! She loves the water, played Water Polo at Arizona State University, and continues to compete in Masters Water Polo today!



Nick Newell VP of Engineering

Nick is a software engineering leader with 20 years experience, cloud native creator, and inventor of 90 patented technologies. He loves swimming with his kids at 1 mile high and hiking with his friends at 2.6516 miles high.



Charlie Brown
Community Champion

Charlie has helped thousands of swimmers improve over the last 5 years working at MySwimPro. He's been a swimmer almost his entire life. He is passionate about swimming and great customer service.

Why You Should Invest in MySwimPro?

Since our last funding round on Wefunder just 18 months ago, we've **doubled revenue** and **tripled audience size**. We want our community to be a part of our continued and future growth story!

You're joining a world class team that has developed an award winning product in a market segment that is exploding! YOU have the opportunity to be a part of the future of swimming!

MySwimPro was started by swimmers for swimmers. Since inception, we've focused on helping people around the world improve their performance and health through swimming. We've created the largest digital swimming community in the world!


WE'RE GROWING
Since the pandemic low, we've 2x total paying subscribers!
Android
iPhone
Web
MYSWIMPRO ACTIVE PAYING SUBSCRIBERS
12,500
10,000
7,500
5,000
2,500
COVID-19 PANDEMIC

Our Award Winning Product

The MySwimPro app was developed to help people improve their performance and health through swimming! It's like a personalized swim coach on your wrist! The MySwimPro App was the world's first swimming app on the Apple Watch and was named **App of the Year by Apple!**

- The app's training programs adapt swimming distance and pace over time based on qualitative and quantitative member feedback.

- The *DynamicSwim Algorithm* makes swim workouts 100% personalized to members based on their goals, swim speed, and progress.

- Advanced analytics help members track progress over time and share their improvement on social media. Key metrics include: lap splits, heart rate, stroke count, and SWOLF.





A HUGE Market Opportunity

There are over 100 million fitness swimmers around the world! In the United States alone, there are over 26 million people who swim for fitness and of those, over 9 million people swim more than 1x/week. Our initial target market are swimmers who are actively pursuing a fitness goal: swim faster, lose weight, or compete in a race.

- Our initial target market and represents just 2% of our total target market so there's massive room to growth.

- We have an opportunity to *50x* our current subscribers by focusing on our initial target market.

- We believe we can expand our offering to reach more customers by targeting broader personas with more general fitness goals in the future.



TARGET CUSTOMER

MySwimPro, Inc. 2023 - PRIVATE & CONFIDENTIAL

TAM — TOTAL ADDRESSABLE MARKET

There are 100 million active fitness swimmers in the world.

There are 26 million people who swim for fitness in the United States.

SAM — SERVICEABLE ADDRESSABLE MARKET

TM

TARGET MARKET
There are 9.6 million people who swim more than 1x per week for fitness in the United States.

Target Customer Profile: *Jim*

- Swims 3x per week or more
- 30-55 yrs old (avg age: 44)
- $150k+ household income
- Spends $150/month on fitness/app membership(s)
- College educated

Jim is our initial target market and represents 2% of our total target market.
We have an opportunity to **50x** our current subscribers by focusing on Jim THEN expanding to broader personas.

Our Business Model and Monetization

The *MySwimPro Coach* Subscription represents approximately 85% of the company's total revenue. Members subscribe monthly or yearly to unlock a personalized swim coaching experience and detailed analytics. We focus on the following metrics:

- **Active Subscribers:** This is our core business metric that drives revenue. Excluding 2020 & 2021, we've grown subscribers by over 30% annually.

- **Download to Paying Conversion Rate:** In Q2 we administered 19 AB tests to improve the app's conversation rate. In the United States, our iOS app conversion rate is over 7% which is well above the top quartile of fitness apps on the App Store.

- **Subscriber Lifetime Value:** We continue to iterate on our product offering, value presentation, and retention strategy to reduce churn and increase the lifetime value of each paying subscriber. We also plan to expand lifetime value by offering different membership tiers.

- **Guided Workouts:** Our core product strategy KPI is how many members actually log a swim workout in the MySwimPro app. In 2023 we're on track to increase the number of guided workouts logged by over 50%!

Additional revenue streams for the business come from advertising and sponsorships. We project this revenue to scale accordingly to subscription revenue in the future. Even with various business models, we remain focused on growing the app's subscription offering.





Forward-looking statements are not guaranteed.

Our Company's Growth

The MySwimPro Coach subscription membership grew by over 38% in 2022 and we are on pace to have over a 40% growth rate in 2023. Our goal is to maintain an annualized subscriber growth rate above 30% in future years.

Our massive online community as a major *growth lever*. We further differentiate our brand from the competition through our audience size, educational trust, and organic acquisition channels. There are three specific avenues for growth that compound on each other to convert more of our social followers into paying customers over time including:

1) App onboarding flow optimizations (Download Conversion Rate)

2) Improving retention (Lifetime Value)

3) Turning on paid acquisition channels (Customer Acquisition Cost)

We believe that there is a massive opportunity to grow paying subscribers and thus revenue consistently through the end of the decade. In order to pass 100k paying subscribers we'll need to grow by over 40% in 2024 and average 30% growth in the following years.

2030 VISION



To be the world's **leading brand** that empowers people to improve their fitness through **swimming**.
By 2030, **100k paying** subscribers and **1 billion** workouts logged.
MYSWIMPRO SUBSCRIBER PROFORMA
Base Case
Bull Case
Historical
Projection
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
*Financial projections can not be guaranteed.
MySwimPro, Inc. 2023 - PRIVATE & CONFIDENTIAL

Year	Bull Case	Growth Rate	Base Case	Growth Rate
2016	377		377	
2017	1,419	276.4%	1,419	276.4%
2018	5,616	295.8%	5,616	295.8%
2019	8,587	52.9%	8,587	52.9%
2020	6,235	-27.4%	6,235	-27.4%
2021	7,233	16.0%	7,233	16.0%
2022	10,035	38.7%	10,035	38.7%
2023	14,999	49.5%	14,468	44.2%
2024	23,601	57.4%	21,183	46.4%
2025	34,554	46.4%	28,819	36.0%
2026	50,591	46.4%	39,207	36.0%
2027	70,103	38.6%	50,432	28.6%
2028	95,374	36.0%	63,670	26.2%
2029	129,756	36.0%	80,382	26.2%
2030	176,531	36.0%	101,480	26.2%

Our Rock Star Team

MySwimPro was started by swimmers for swimmers. We all swim and share a passion for helping people reach their Gold Medal Moments both in and out of the water. Whether it's losing weight, swimming faster, or crossing the finish line at a triathlon, our team has done it all and we know what it takes to build a company that scales with our community.

MySwimPro, Inc. 2023 - PRIVATE & CONFIDENTIAL
WORLD CLASS TEAM
FARES KSEBATI
CEO
Co-Founder of MySwimPro
3x USMS National Champion
Forbes 30 Under 30
Best Selling Author
PAIGE BISKADUROS
VP of Marketing
1st Employee at MySwimPro
ASU Water Polo
Prior: JOLYN, FarmLogs
NICK NEWELL
VP of Engineering
20 Yrs Engineering Leadership
Contributed to 90 Patents
Prior: Dish Network, Echostar Corp
ADAM OXNER
CTO
Co-Founder of MySwimPro
Michigan Swim Team
Forbes 30 Under 30
Prior: Expedia, Thomson Reuters
We love chlorine just as much as we enjoy helping our members reach
their gold medal moments in swimming and life.

Press

MySwimPro has been featured in global publications including: Sports Illustrated, Apple, Forbes, New York Times, Men's Health, and many more. Awards include Apple "App of the Year" in 2016, Prevention's "Best Health App" in 2020 and Greatist's "Best Swimming App" 2021. You can checkout a few of the features here:

- **New York Times: Make Swimming Your Summer Workout**
- **Sports Illustrated: Apple App of the Year**
- **Prevention: Best Health App**
- **Amplitude: MySwimPro Boosts ARPU by 70%**

Investor Perks

We are excited to offer investors perks as a thank you for supporting the business and helping us reach our goals. Perks are cumulative, therefore someone investing at a higher level will receive all lower level perks. For example, all $10k investors will also receive the $5k and $2.5k perks as well.

All investors will be invited to join an exclusive Investor Discord Server. Each perk level represents a unique value opportunity for investors to engage with the business. They look pretty awesome, too!!


MySwimPro, Inc. 2023 - PRIVATE & CONFIDENTIAL
INVESTOR PERKS
$500
Minimum Investment
$2,500
MySwimPro Exclusive Apparel
$5,000
MySwimPro Coach Subscription for LIFE
$10,000
One Swim Camp Retreat Ticket
$50,000
Join one of our Company Retreats






How Does Investing Work?

1. Sign in to your Wefunder account. If you're new to Wefunder: Join Wefunder by clicking 'Sign Up' in the top right corner. If you've already used Wefunder: use your existing account to 'Sign In.'

2. Choose an amount you're comfortable with and click on 'Invest'. Select an amount that you are interested in investing.

3. Once we've filed with the SEC (anticipated by the end of August), you will have the opportunity to confirm your investment. After we file with the SEC, you'll receive an email to confirm your investment. Our SEC filing will contain full financial statements and investment contracts.

What Is The Minimum and Maximum Investment?

The minimum investment amount in this round is $500 USD. Given the limited nature of this community round and the high interest we are seeing, we have created Investment perks that lineup with our company's offerings.

Do I Need to be an Accredited Investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest. Investment amount limitations do apply based on income and net worth. You can find out what your investment limit is within Wefunder's investment portal.




How to Invest in @myswimpro | The Future of Sw...



What Type of risk is Involved With Investing?

Investing in startups is considered high risk. All tech startups bring significant challenges, and we caution people from investing in MySwimPro (and generally any tech startup) if you do not have high-risk tolerance for your investments. The business is growing rapidly, and we are bullish about our future; however, there are always significant risks in investing in early-stage startups.

Reasons Not To Invest

MySwimPro is still a small company with a lot of risk. We are working on difficult challenges like any business that's getting off the ground. We have a long time horizon, so you should not invest any funds in this community round unless you can afford to lose your entire investment. Additionally there is no current path to liquidating your investment in MySwimPro.

Why NOW Is The Right Time To Invest

The business is at an inflection point in growth. Active paying subscribers have grown *2x* since the low point reached in 2021. We have proven that our team is capable and ready to execute on our growth strategy! The market is growing, our community engaged, and the business is ready to scale!



WHY NOW?
OUR WORLD CLASS TEAM
NOW is the time to invest in the future of swimming!
1. Inflection point of growth
Since the pandemic lows MySwimPro doubled revenue and tripled its audience size.
2. Adoption of wearable tech
*In 2022, the number of connected wearable devices worldwide increased to 1.1 billion.
3. Market tailwind
**Fitness apps generated $5.87 Billion in 2022 and are projected to generate 21.06 Billion by 2030 at a CAGR of 17.3%.
*Statista Connected Wearable Devices Worldwide 2019-2022 Report
**Vantage Market Research: Fitness App Market - Global Industry Assessment & Forecast
MySwimPro, Inc. 2023 - PRIVATE & CONFIDENTIAL

MySwimPro is world''s #1 workout app for swimmers and this is just the start!

Join us today and help us build the future of swimming!

Downloads



MySwimPro Q3 2023 Pitch Deck Wefunder.pdf